                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G/A
                                INFORMATION STATEMENT
                         PURSUANT TO RULES 13D-1 AND 13D-2
                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____6____)


     NAME OF ISSUER:  McKesson Corporation



   TITLE OF CLASS OF SECURITIES: Common Stock, Par Value $0.01
                                   Per Share


     CUSIP NO.             581557105

(1)  NAME OF REPORTING PERSON:  The Chase Manhattan Corporation
                                The Chase Manhattan Bank
     McKesson Corporation Profit-Sharing Investment Plan

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
CMC 13-2633613
Chase- 13-4994650


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(A) []

(B) []


(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:     CMC -Delaware
                                        Chase- New York
                                        Plan - New York

      NUMBER OF SHARES BENEFICIALLY
 OWNED BY EACH REPORTING PERSON WITH:  (5)  SOLE VOTING POWER:
                           22,378      Common Shares



                                (6)  SHARED VOTING POWER:
                                    10,579,045      Common Shares


                                (7)  SOLE DISPOSITIVE POWER:
                                    22,378     Common Shares


                                (8)  SHARED DISPOSITIVE POWER:
                                     10,579,045      Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
                       10,601,423      Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES:

                                   0 Common Shares

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                                     15.90%


(12) TYPE OF REPORTING PERSON:       HC, BK and EP

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FEE BEING PAID:          No


ITEM 1 (a)   NAME OF ISSUER:   McKesson Corporation
ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

                                One Post Street
                                San Francisco, CA 94104

ITEM 2 (a)   NAME OF PERSON FILING:

             The Chase Manhattan Corporation ("CMC"), its wholly owned subsidiary, The Chase
             Manhattan Bank, ("Chase") and McKesson
             Corporation Profit-Sharing Investment Plan
             (the "Plan") and Trust Created Pursuant Thereto
             (collectively, the "Filing Persons")

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The Chase Manhattan Corporation
          270 Park Avenue
          New York, New York 10017
          Attention: Anthony J. Horan, Corporate Secretary

             The Chase Manhattan Bank
             Global Securities Services
             4-Chase MetroTech Center, 18th Fl.
             Brooklyn, New York 11245
       Attention:  Jay H. Berkowitz, Second Vice President

       McKesson Corporation Profit-Sharing Investment Plan
       c/o The Chase Manhattan Bank, Master Trustee
             4-Chase MetroTech Center, 18th Floor
             Brooklyn, New York 11245
        Attention:  Jay H. Berkowitz, Second Vice President


ITEM 2 (c)   CITIZENSHIP:

      CMC is a corporation organized under the laws of the State of Delaware.

      Chase Manhattan Bank is organized under
      the laws of the New York State.

       The Plan is governed under the laws of the State of California, to the extent not pre-empted by the Employee Retirement Income Security Act of
1974, as amended ("ERISA").


ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock,  Par Value $0.01 Per Share
("Common Stock")



ITEM 2 (e)   CUSIP NO: 581557105



ITEM 3   If this statement is filed pursuant to Rule 13d-
1(b), or 13d-2(b), check whether the persons filing are:

(a)____ Broker of Dealer registered under Section 15 of the Act.

(b)_X__    Bank as defined in Section 3(a)(6) of the Act.

(c)____ Insurance company as defined in Section 3(a)(19) of the Act.

(d)____ Investment Company registered under Section 8 of the Investment Company Act.

(e)____ Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940.

(f)_X__ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

(g)_X__  Parent Holding Company, Inc. accordance with Rule
         13d-1(b)(1)(ii)(G) (Note: See Item 7).

(h)____    Group, in accordance with Rule 13d-1(b)
(1)(ii)(H).


Item 4.    Ownership:

(a)      Amount Beneficially Owned:

            The Plan and Trust created pursuant thereto beneficially own 10,601,423 shares of Common Stock.


(b)      Percent of Class:

         CMC beneficially owns approximately 25.19%.

         Chase and the Plan each beneficially own approximately 25.19%.

         Number of shares as to which the Filing Persons have:

         (i)   sole power to vote or to direct the vote:

        Chase and CMC have the sole power to vote or to direct the vote of 22,378 shares of Common Stock.

           (ii)       shared power to vote or to direct the
vote:

                  The Plan and Trust created pursuant
thereto share the power to vote or to direct the vote of 10,579,045 shares of Common Stock.

                  Chase and CMC share the power to vote or to direct the vote of 10,579,045 shares of Common Stock.

          (iii)       sole power to dispose or to direct the
disposition of:

                  Chase and CMC have the sole power to
dispose or to direct  the disposition of 22,378 shares of Common
Stock.

           (iv)       shares power to dispose or to direct
the disposition of:


                  The Plan and Trust created pursuant
thereto share the power to dispose or to direct the disposition of 10,579,045 shares of commons Stock.

                  Chase and CMC share the power to dispose or to direct the disposition of 10,579,045 shares of Common
Stock.

     The 10,579,045 shares of Common Stock are held in the trust created pursuant to the McKesson Corporation Master Trust
Agreement dated May 27, 1988, and as subsequently amended, between Chase as Master Trustee (the "Master Trustee") and McKesson
Corporation, for the benefit of participants in the Plan (the "Trust").

     Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange any Common Stock beneficially owned by the Trust as directed by the participants in the Plan (the "Participants").
        For this purpose, each Participant is a named fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, tender, exchange and any other rights appurtenant to such stock.

        Under the terms of the Trust and the terms of the Plan, the Master Trustee will vote shares of common stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of common Stock, together with any allocated shares for which no instructions are received (except for certain shares of common Stock allocated to Participants'accounts under the PAYSOP feature of the Plan
 (the "PAYSOP Shares")),are voted by the Master
Trustee in the same proportion as the allocated shares of Common Stock for which instructions are received. PAYSOP Shares for which no instructions are received are not voted by the Master Trustee.

     Pursuant to the terms of the Plan, the administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances.

        The actions and duties of the Master Trustee under the terms of the Trust and the terms of the Plan, including but not limited to the provisions described above, are subject to the requirements of ERISA.


Item 5.      Ownership of Five Percent or Less of a Class:
N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.      Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company:

As to CMC, this Schedule is filed pursuant to Rule 13d-
1(b)(iii)(G). Chase is a wholly owned subsidiary of CMC. Chase is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8. Identification and classification of Members of the Group: N/A

Item 9.      Notice of Dissolution of Group: N/A


ITEM 10    CERTIFICATION:

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE
AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN
THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE
PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR
INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

Exhibits   Exhibit 1- Joint Filing Agreement between The
Chase Manhattan Corporation, The Chase Manhattan Bank, and
McKesson Corporation Profit-Sharing and Investment Plan and Trust Created Pursuant thereto.



                                SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    THE CHASE MANHATTAN CORPORATION

Dated:  February 14, 1997     By:/s/ Anthony J. Horan,
                                 Corporate Secretary



                    THE CHASE MANHATTAN BANK

Dated:  February 14, 1997     By:/s/ Anthony J. Horan,
                               Corporate Secretary



                                McKESSON CORPORATION PROFIT-
                                 SHARING
                                INVESTMENT PLAN AND TRUST
                                CREATED
                                PURSUANT THERETO

                                By:  THE CHASE MANHATTAN
                                        BANK
                                solely in its capacity as
                                Master Trustee
                                of the Trust created
                                pursuant to the
                                McKesson Corporation Master
                                Trust Agreement

Dated:  February 14, 1997     By:/s/ Anthony J. Horan,
                               Corporate Secretary


EXHIBIT 1
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(F) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of McKesson Corporation, and further agree that this joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 14th day of February, 1997.

                    THE CHASE MANHATTAN CORPORATION

Dated:  February 14, 1997     By:/s/ Anthony J. Horan,
                              Corporate Secretary

                    THE CHASE MANHATTAN BANK

Dated:  February 14, 1997     BY:/s/ Anthony J. Horan,
                               Corporate Secretary

                                McKESSON CORPORATION PROFIT-
                                SHARING
                                INVESTMENT PLAN AND TRUST
                                CREATED
                                PURSUANT THERETO:

                                By: The CHASE MANHATTAN BANK
                                solely in its capacity as
                                 Master Trustee
                                of the Trust created
                                 pursuant to the
                                McKesson Corporation Master
                                 Trust Agreement.


Dated:  February 14, 1997     BY:/s/ Anthony J. Horan,
                               Corporate Secretary